

Mail Stop 4628

December 20, 2017

<u>Via E-Mail</u>
Thomas A. Szlosek
Senior Vice President and Chief Financial Officer
Honeywell International Inc.
115 Tabor Road
Morris Plains, NJ 07950

> **Re: Honeywell International Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 10, 2017**
> **File No. 1-8974**

Dear Mr. Szlosek:

    We refer you to our comment letter dated December 6, 2017 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Cecilia Blye

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Jeffrey Neuman, Vice President, Deputy General Counsel and Corporate Secretary
        Honeywell International Inc.

        Anne Parker
        Assistant Director